599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

VIA EDGAR

June 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenidge Generation Holdings Inc.

Registration Statement on Form S-4

Filed May 4, 2021

File No. 333-255741

Ladies and Gentlemen:

On behalf of our client, Greenidge Generation Holdings Inc. (“Greenidge”), we are writing to submit Greenidge’s responses to the written comments of the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “SEC”), set forth in its letter dated June 7, 2021 (the “Comment Letter”), relating to Greenidge’s Registration Statement on Form S-4 (File No. 333-255741) filed with the SEC on May 4, 2021 (the “Registration Statement”). Greenidge has filed today via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

To facilitate your review of Greenidge’s responses, we have set forth below in italics each comment of the Staff in the Comment Letter, followed immediately by Greenidge’s response thereto. References in the responses to page numbers are to pages of Amendment No. 1, unless otherwise indicated. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 1.

*****

Registration Statement on Form S-4 filed May 4, 2021

Cover Page

1.

Please disclose the percentage of equity and voting control that each of Support’s and Greenidge’s shareholders will hold after the offering. Disclose that Greenidge will be a “controlled company” and will be exempt from certain Nasdaq corporate governance requirements. Identify the Greenidge shareholder who, with its affiliates, will be the Controlling Stockholder, and disclose the percentage of equity and voting control it will hold following the merger.

Response: In response to the Staff’s comment, the disclosure on the cover page of Amendment No. 1 has been revised to note that it is expected that, immediately following the closing of the Merger, the 2,998,261 shares of class A common stock payable as Merger Consideration will represent approximately 7.7% of the outstanding capital stock and approximately 0.9% of the voting power of Greenidge and the current stockholders of Greenidge will own approximately 90.0% of the outstanding capital stock and approximately 99.0% of the voting power of Greenidge. It is also expected that Greenidge will qualify as a “controlled company” and will be exempt from certain Nasdaq corporate governance requirements as its largest existing stockholder, Atlas Capital Resources (A9) LP, together with its affiliates, is expected to own, immediately following the closing of the Merger, approximately 68.8% of the outstanding capital stock and approximately 76.2% of the voting power of Greenidge.

Material U.S. Federal Income Tax Consequences of the Merger, page 19

2.

You disclose that you intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. To the extent you believe that the merger qualifies as a reorganization within Section 368(a) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here and elsewhere to state that it is uncertain whether the merger will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a 368(a) reorganization. Refer to Item 601(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, Greenidge notes that Pillsbury, special tax counsel to Support, has issued a federal income tax opinion that that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, subject to the assumptions, qualifications and limitations set forth therein, and that such opinion has been filed as Exhibit 8.1 to Amendment No. 1.

The disclosure on pages 19, 38, and 177 has been revised to reflect Pillsbury’s opinion that the merger will qualify as a tax-free reorganization.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Condensed Combined Statement of Operations, page 27

3.	Please tell us why you have not included a pro forma adjustment to reflect the income tax impact of Greenidge’s conversion from an LLC to a Corporation or revise as necessary.

Response: In response to the Staff’s comment, the disclosure on page 27 and in footnote (i) of Note 4 on page 30 of Amendment No. 1 has been revised to include a pro forma adjustment to reflect the income tax impact of Greenidge’s conversion from a limited liability company to a corporation.

4.	Please revise to include an adjustment to reflect the transaction costs in your income statement. Refer to Article 11-02(a)(6)(i)(B) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure on page 27 and in footnote (h) of Note 4 on page 30 of Amendment No. 1 has been revised to include an adjustment to reflect the transaction costs in Greenidge’s income statement.

Note to the Unaudited Pro Forma Condensed Combined Financial Information

Note 4 – Pro forma adjustments, page 29

5.

Please revise footnote (c) to disclose the method used to determine the adjustment and the period over which the intangible assets are assumed to be amortized. Refer to Article 11-02(a)(8) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure in footnote (f) (previously footnote (c)) on page 30 of Amendment No. 1 has been revised to note that: (i) the intangible assets include customer contracts and Support’s trade name; (ii) the adjustment was determined for the customer contracts based on the income approach, by determining the present value of expected future cash flows from such contracts, and the adjustment for the Support trade name was based on the relief from royalty method; and (iii) the resulting values of the Support trade name is assumed to be amortized over a 10-year period and the customer contracts are assumed to be amortized over a 5-year period.

6.

Note (g) indicates Greenidge’s Series A preferred stock automatically converts to Series B common stock upon effectiveness of a registration statement registering these shares for resale. Further, the pro forma presentation assumes a 1:1 conversion of Greenidge’s Series A preferred stock into Series B common stock. Please tell us how you determined this adjustment is appropriate. In this regard, we note the cover page of your registration statement indicates that only Class A shares are being registered. Refer to Article 11-02(a)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure in footnote (d) (previously footnote (g)) of Note 4 on page 30 of Amendment No. 1 has been revised to correctly state that each share of series A preferred stock will be converted into four shares, rather than one share, of class B common stock and to clarify that such conversion will occur upon the filing and effectiveness of a registration statement registering such underlying class B common stock for resale, which Greenidge expects to file with the SEC promptly after the mailing of the proxy statement/prospectus to Support stockholders. In addition, on March 16, 2021, Greenidge effectuated a forward stock split whereby each outstanding share of common stock was split into four new shares of common stock. While the number of outstanding shares of series A preferred stock was not affected by the split, the conversion ratio associated with the series A preferred stock was amended such that each outstanding share of series A preferred stock would be convertible into four times as many shares of common stock into which it was previously convertible.

7.

Please revise footnote (g) to disclose the number of Class A common shares issued to Support.com’s shareholders separately from the shares to be issued to the Investor as a consulting fee for transactions contemplated by the Merger Agreement. Also, clarify whether the value of the Investor Fee shares is included in adjustment (h) and if not, please explain why not.

Response: In response to the Staff’s comment, the disclosure in footnote (d) (previously footnote (g)), of Note 4 on page 30 of Amendment No. 1 has been revised to provide that 2,998,261 Class A common shares will be issued to Support stockholders as consideration for the Merger. Greenidge has also revised the disclosure in footnote (h) (previously footnote (j)), of Note 4 on page 30 of Amendment No. 1 to note that the estimated value of the Investor Fee based upon the percentage ownership and the estimated valuation of the combined entity has been included as an adjustment to Selling, General and Administrative expenses.

Greenidge also notes that the number of Class A common shares to be issued to the Investor is already disclosed in footnote (d) of Note 4 to the pro forma financial statements on page 30 of Amendment No. 1.

Background of the Merger, page 66

8.

Please clarify when Support and the Investor began their relationship, which party reached out to the other, and why Support retained the Investor to help consider potential transactions or investments in Support. Discuss what alternatives were considered by Support.

Response: In response to the Staff’s comment, the disclosure in the section titled “Background of the Merger” on pages 66-73 of Amendment No. 1 has been supplemented to note when Support and the Investor first had substantive contact, both generally and in respect of the Merger, to clarify that Support has never engaged or retained the Investor as an advisor or consultant or in any other capacity, as well as to discuss alternatives proposed by the Investor and considered by Support.

9.

Please include a section that discusses the Investor’s role in the merger. Discuss the Investor’s transactions with and compensation by each party as well as any other benefits to the Investor in connection with the transactions and consummation of the merger. Disclose any relationship or affiliation between the Investor and its affiliates and Support or Greenidge and their affiliates prior to the Investor introducing the parties

Response: In response to the Staff’s comment, the disclosure in the section titled “Background of the Merger” on page 66-73 of Amendment No. 1 has been supplemented to provide a description of the Investor’s role in the Merger. As set forth in the revised disclosure, in January 2021, the Investor assessed that the potential transaction involving Greenidge and Support might be an attractive and viable transaction opportunity for each of Greenidge, Support and the Investor. The Investor identified each of Greenidge and Support to the other and presented to both parties the potential terms of a transaction involving an investment by Investor and a merger between Greenidge and Support. As detailed in the “Background of the Merger,” the transaction structure originally proposed by Investor included an investment by the Investor in a new convertible preferred stock of Support, Support’s investment in the Greenidge Series A Private Placement, and a subsequent merger of Greenidge into Support, with a 1.5% consulting fee to be paid to the Investor upon consummation of the transaction for its efforts to propose, structure and facilitate these transactions. Over the course of evaluation and negotiation of the transaction, the terms shifted into an investment by the Investor in each of Greenidge series A preferred stock and Support common stock and Support’s merger with Greenidge, including the originally proposed 1.5% consulting fee to Investor. Each of Greenidge and Support engaged and was advised by its own financial adviser, counsel, accountants and other professionals in connection with their evaluation and negotiation of the transactions and Merger, and the Investor and its internal and outside counsel participated in the discussions and negotiations and supported the other parties and their advisers in structuring and facilitating agreement on terms for the proposed transactions in an expeditious manner.

As set forth in the disclosure in the Registration Statement and clarified in Amendment No. 1, the Investor’s transactions with Support and Greenidge are limited to (i) its purchase of shares of Support common stock under the Subscription Agreement, which Subscription Agreement provides the Investor with registration rights and board appointment rights (two seats at or above 10% stock ownership; one seat at or above 5% but below 10%) if the Merger is terminated and reimbursement of up to $35,000 of the Investor’s legal fees in connection with the subscription, and (ii) its purchase of Greenidge series A preferred shares on terms provided for in the Greenidge private placement generally, and beyond the Investor Fee (562,174 shares of Greenidge common stock to be issued as compensation to the Investor at Closing), the Investor receives no other compensation or benefits from either Greenidge or Support in connection with the transactions and consummation of the Merger. Other than the previous contacts between the Investor and each of Greenidge and Support as described in the supplemental disclosure in Amendment No. 1 provided in response to this comment and Comment #8, there was no relationship or affiliation between the Investor and its affiliates on the one hand and Support or Greenidge and their respective affiliates on the other hand prior to the Investor introducing the parties.

10.	Please address what discussions the parties had over the extent to which Support’s business would continue operating and be supported once acquired by Greenidge.

Response: In response to the Staff’s comment, the disclosure on page 71 of Amendment No. 1 has been revised to note that, between March 3 and 18, 2021, Greenidge and Support discussed future plans for the Support business and following such discussions, the parties expressed their intention to continue to operate the Support business following the Closing.

11.	Please discuss how the parties determined a $1.1 billion valuation of Greenidge.

Response: In response to the Staff’s comment, the disclosure on page 71 of Amendment No. 1 has been revised to explain that the $1.1 billion valuation of Greenidge resulted from the parties’ agreement to increase the cash consideration from Support to $33 million (from $5 million) and to increase the stock consideration from Greenidge to 3% (from 2%), which reflected a valuation of $1.1 billion.

Reasons for the Merger, page 73

12.

Under “Greenidge Projections” on page 89, you disclose that the projections provided in the table were “prepared based on mining economics then in effect and applicable to Greenidge as of March 4, 2021, which mining economics changed subsequent thereto and as such do not represent projections as of the date of this proxy statement/prospectus.” Please discuss how the mining economics have changed to date and how these changes have impacted how the Support board considers the conclusions of the fairness opinion from BTIG and the value of the consideration that Support shareholders will receive in the merger.

Response: In response to the Staff’s comment, the disclosure under “Greenidge Projections” on page 89 of Amendment No. 1 has been revised to remove the sentence referring to mining economics, as upon further review and consideration of all relevant factors and circumstances, Greenidge does not believe that any changes in mining economics since the announcement of the proposed Merger have materially affected the projected financial information included in the materials disseminated by Greenidge and Support in connection with the announcement of the proposed Merger. Consistent with its fiduciary duties, the Support board has monitored and will continue to monitor all facts, circumstances and developments that it deems relevant to its recommendation to Support stockholders regarding their vote on the Merger, including any facts, circumstances and developments that could have a material effect on the value of the consideration that Support shareholders will receive in the Merger.

Opinion of Support’s Financial Advisor, page 77

13.	Please disclose where Support and Greenidge fell in the range of values for each analysis.

Response: In response to the Staff’s comment, the table in the section titled “Selected Public Companies Analysis” on page 80 of Amendment No. 1 has been supplemented to add a row setting forth where Support fell in the range of values for BTIG’s Selected Public Companies Analysis. The materials provided by BTIG to the Support board did not indicate where Support fell in the Selected Precedent Transactions Analysis, and did not indicate where Greenidge fell in the Selected Public Companies analysis.

Certain Prospective Financial Information

Support Projections, page 88

14.	Please disclose any material assumptions underlying the Support projections. For example, explain why the Support projections show a reversal in its trend of declining revenues and gross profit.

Response:

In response to the Staff’s comment, the disclosure on page 88 of Amendment No. 1 has been revised to set forth a brief description of the matters covered by certain assumptions underlying the Support projected financial information.

Greenidge Projections, page 89

15.	Please disclose any material assumptions underlying the Greenidge projections. For example, disclose the material assumptions about mining economics and Greenidge’s power generation facilities.

Response: In response to the Staff’s comment, the disclosure on page 89 of Amendment No. 1 has been revised to provide that the unaudited prospective financial information prepared by Greenidge management as of March 4, 2021 that was provided by Greenidge to Support and BTIG was based on a revenue figure of $325 / MWh, implying a bitcoin price of approximately $51,000 at the implied market difficulty given the 7-day average global hash rate of 156 EH/S for each of the years in the projection period ending December 31, 2026. The projections also assume forward gas and power market curves as of February 26, 2021 for each of the years in the projection period ending December 31, 2026.

Corporate History and Structure, page 120

16.	Please disclose how long the Greenidge power plant had been idle and why.

Response: In response to the Staff’s comment, the disclosure on page 120 of Amendment No. 1 has been revised to note that, in December 2011, AES Eastern Energy, LP, and six of its subsidiaries including AES Greenidge LLC, filed for bankruptcy protection in Delaware. At the time of the filings, AES Eastern Energy, LP, cited liquidity constraints as being a primary cause for the bankruptcy. The plant was idled in 2011 and remained idled until it restarted as a gas plant in 2017.

Information about Greenidge, page 120

17.	You highlight Greenidge’s lower energy costs for bitcoin mining. Please provide historical, quantified disclosure of your costs to generate power and to mine bitcoin.

Response: In response to the Staff’s comment, the disclosure on page 120 of Amendment No. 1 has been revised to note that Greenidge’s variable cash costs to generate power (inclusive of fuel, emissions and variable operations and maintenance expenses (“VOM”)) were approximately $26 per MWH for the year ended December 31, 2020, and the variable cash cost (inclusive of fuel, emissions, VOM and sales tax on fuel) to generate power devoted to mining bitcoin was approximately $29 per MWH for the year ended December 31, 2020.

Bitcoin Revenues, page 122

18.

Please disclose whether Greenidge has a policy in place regarding when and how it will exchange bitcoin for fiat currency to fund operations or growth and through what exchange. To the extent it has an agreement with a third-party exchange, please disclose the material terms and file the agreement as an exhibit, and provide a discussion of the fees incurred in converting bitcoin to fiat currency. Discuss whether your bitcoin will be held in digital wallets, exchanges or hardware wallet, and the security precautions you will take to keep the mined bitcoin secure.

Response: In response to the Staff’s comment, Greenidge notes that it does not have an explicit policy regarding when and whether it will exchange bitcoin for fiat currency, and the disclosure on page 122 of Amendment No. 1 has been revised to note that Greenidge has historically converted between 95% and 100% of mined bitcoin to cash on a daily basis using a third party platform and is subject to the platform’s User Agreement. The revised disclosure also notes that, for security purposes, Greenidge utilizes a proprietary auto-liquidation script to convert bitcoin to fiat currency automatically upon receiving bitcoin rewards into its wallet, and to transfer the cash received to its operating bank account daily. In addition, the revised disclosure notes that Greenidge utilizes hardware wallet verification for account log-in, as well as a feature to white-list Greenidge bank accounts, which limits the amount of time bitcoin and fiat currency are stored on the third party platform and is designed to limit Greenidge’s potential loss. The revised disclosure also notes that Greenidge holds a nominal amount of bitcoin on its balance sheet, the majority of which is held in “cold storage” custody with a third-party custodian.

Bitcoin Mining Operations, page 125

19.	Please disclose the models of the 6,900 ASIC miners you deployed in 2020.

Response: In response to the Staff’s comment, the disclosure on page 125 of Amendment No. 1 has been revised to note that the 6,900 miners deployed as of December 31, 2020 included 5 Antminer S19 Pros, 5 Antminer S19s, approximately 6,600 Antminer S17s, approximately 250 Whatsminer M30s and approximately 50 Antminer T17s.

20.

We note that Greenidge has entered into agreements to acquire a substantial number of miners. Please revise to identify the principal suppliers and the material terms of the agreements, including termination provisions and any minimum delivery requirements. In addition, disclose whether the miners you are acquiring will be pre-owned or newly manufactured. Disclose whether the ASIC miners have already been manufactured or if the current supply side constraints might impact the ability of your suppliers to fulfill the agreements.

Response: In response to the Staff’s comment, the disclosure on page 125 of Amendment No. 1 has been revised to identify the principal suppliers and to note the fact that the suppliers cannot unilaterally terminate the purchase agreements unless Greenidge breaches the payment terms.

Greenidge has further updated the disclosure to note both the number of committed new miners and committed existing miners housed at the Greenidge facility that are pre-owned and were previously miners hosted by Greenidge for a third party. In addition, the revised disclosure notes the number of these miners that had already been manufactured and delivered, the number manufactured and hosted on-site and the number that have been manufactured and are in transit to the Greenidge facility. The revised disclosure also notes that Greenidge does not anticipate any supply side constraints to impact the ability of its suppliers to deliver on the remaining miners not yet manufactured.

Future Expansion Plans, page 126

21.

You disclose that you intend to achieve “at least 500 MW of mining capacity by 2025.” Please discuss the assumptions underlying this statement, including the number of miners and facilities required to achieve this goal.

Response: In response to the Staff’s comment, the disclosure on page 126 of Amendment No. 1 has been revised to note that Greenidge expects its existing facility in the Town of Torrey, New York to achieve up to 85MW, and that the remaining mining capacity is intended to be achieved at new facility locations, primarily in North America. The revised disclosure also notes that, based on difficulty and the existing technological hash rate of Bitmain S19 miners, Greenidge estimates that approximately 130,000 additional miners would be required to achieve 500MW of mining capacity.

Employees, page 129

22.	Please disclose the number of employees involved in operating the plant and the number involved in bitcoin mining operations.

Response: In response to the Staff’s comment, the disclosure on page 129 of Amendment No. 1 has been revised to disclose the number of employees involved in operations at Greenidge. Given its vertically integrated nature, Greenidge’s operations team is not specifically dedicated to either plant operations or bitcoin mining operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for Greenidge

Overview, page 134

23.

You disclose that your behind-the-meter power generation capability provides a stable, cost-effective source of power for bitcoin mining activities. Please revise to provide a discussion of the contract you maintain with your major power vendor or any other material natural gas vendors. Discuss whether your contracts are subject to renegotiation, counterparty risk or other cost volatility that may impact your results of operations. If so, please revise to discuss the factors that would impact your cost of power generation, any uncertainties in sourcing or pricing that may result and the actions you take to mitigate such uncertainties. Refer to Item 303 of Regulation S-K and Section III of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the disclosure on page 134 of Amendment No. 1 has been revised to explain that Greenidge generates all of the power it uses for bitcoin mining and does not buy power from any vendors for mining. The revised disclosure also provides a discussion and material provisions of Greenidge’s contract with its energy manager, which procures and schedules delivery of Greenidge’s natural gas needs from the wholesale market. The revised disclosure also notes that there are no material renegotiation or counterparty risks and provides disclosure on gas contract volumes committed and cost volatility, as well as Greenidge’s gas cost strategy.

24.

You disclose the number of miners, hash rate, power capacity, mining operations energy consumption and megawatt mining capacity for various periods. Please revise to present these metrics for all periods included in your filing. Tell us whether management uses cost per MWh and cost to mine per bitcoin in managing your business and if so, please disclose such metrics for all periods presented. Also, tell us what metrics management uses to monitor or evaluate your revenue or costs related to power generation. Lastly, please disclose the following:

•	A clear definition of the metrics and how they are calculated;

•	A statement indicating the reasons why the metric provides useful information to investors;

•	A statement indicating how management uses the metric in managing or monitoring the performance of the business; and

•	Any estimates or assumptions underlying the metric or its calculation.

Refer to Item 303 of Regulation S-K and SEC Release No. 33-10751.

Response: In response to the Staff’s comment, the disclosure on pages 137-140 of Amendment No. 1 has been updated to include the number of miners, hash rate, power capacity and megawatt mining capacity (which equates to mining operations energy consumption) for the year ended December 31, 2020. For the year ended December 31, 2019, Greenidge conducted minimal cryptocurrency mining activity and Greenidge has therefore only included power statistics.

In response to the Staff’s comment, we also note that Greenidge does use revenue and cash cost per MWh in both bitcoin mining and power generation and Greenidge has updated its disclosures to include a definition of each metric, a statement why each metric provides useful information and other assumptions underlying each metric.

25.

Please disclose whether the additional purchase commitments for bitcoin miners entered into during the first quarter of 2021 are firm commitments or cancellable. Also, revise your liquidity section to discuss this known demand on your future liquidity. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 141 of Amendment No. 1 has been revised to provide details on the remaining purchase commitments for bitcoin miners as of March 31, 2021. In addition, Greenidge has revised the disclosures in the liquidity section under “Management’s Discussion and Analysis” at page 141 of Amendment No. 1 to discuss their known demand on Greenidge’s future liquidity.

Results of Operations, page 135

26.

To better illustrate the relationship between price and volume for your power and capacity revenue and related cost of revenue, please disclose the number of megawatts sold, price realized per megawatt sold or the percentage changes in each. Also, expand your discussion of why COVID had an impact on your price realized per megawatt hour. If COVID is expected to continue to impact your power and capacity revenue, please disclose the approximate length of time you expect that impact to continue. Refer to CF Disclosure Guidance: Topic No. 9, Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the disclosure on pages 135 and 136 of Amendment No. 1 has been revised to include the percentage change of megawatts sold and price realized per megawatt. Greenidge has also expanded the discussion regarding why COVID impacted the price realized per megawatt hour and noted that Greenidge does not expect this to continue to impact its power or capacity revenues on a go-forward basis.

27.

Please disclose the number of bitcoin that Greenidge received for its mining activities in 2020. Discuss material trends in the rate of bitcoin mined and the amount of transaction fees received for supporting the bitcoin network and how these factors impacted cryptocurrency mining revenues. Also discuss material trends in the transaction fees paid to pooling operators and the price of electricity and how they impacted the cost of cryptocurrency mining. Discuss whether you expect these trends to continue.

Response: In response to the Staff’s comment, the disclosure on page 139 of Amendment No. 1 has been revised to include the number of bitcoins received in 2020 and expands the disclosure regarding the material trends regarding mining revenues and costs, including to note that network transaction fees are charged to users of the bitcoin network for moving bitcoin on the blockchain and are paid to the miners along with the block reward when a miner solves a block. The revised disclosure also notes that percentage of transactions fees paid to miners as compared to total bitcoins mined for the periods presented fluctuate with network congestion, which happens in periods of high transaction volume as well as periods that experience sudden drops in network hashrate (slowing down transaction processing), and also that transaction fees as a percentage of block rewards are expected to continue to be volatile, and this percentage is expected to generally trend upward as block rewards halve should adoption continue to increase transaction volume.

Additionally, Greenidge notes that it does not purchase electricity, rather it owns its own power source and generates electricity through the consumption of natural gas, any significant trends of which in the underlying commodity Greenidge has considered and, as applicable, has updated in its disclosure of cost of revenues.

Non-GAAP Financial Measures, page 139

28.

We note your adjustment for business development costs. Please provide more information about the nature of the items included in this adjustment and tell us how you concluded that these were not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, Greenidge has updated the disclosure in footnote (1) to the table on page 140 of Amendment No. 1 to note that its business development costs primarily represent certain cryptocurrency development costs and associated legal, professional and other costs. These costs included the costs associated with the development of Greenidge’s mining pilot program and legal and consulting fees for evaluating other business strategies. The Greenidge management team has considered the nature of these costs in their decision making and have concluded that they do not fairly reflect on-going costs to operate the business.

Liquidity, page 141

29.

We note that the majority of your revenue is generated through the receipt of non-cash compensation in the form of bitcoin. Please revise to disclose whether your business strategy is to hold any digital assets received for investment purposes or whether your strategy is to convert them into cash after receipt. Please discuss the average period between receipt of the non-cash consideration and the subsequent conversion to cash and discuss any risks to your liquidity caused by volatility in bitcoin pricing.

Response: In response to the Staff’s comment, the disclosure on page 141 of Amendment No. 1 has been revised to note that its business strategy currently is not to hold a significant amount of digital assets but that such strategy could change in the future. In addition, the revised disclosure on page 141 of Amendment No. 1 notes that the average period between receipt of bitcoin and the subsequent conversion to cash is less than one day because at least 95% of the bitcoin mined each day is liquidated the same day it is mined, and also that Greenidge’s liquidity is subject to volatility in both number of bitcoins mined and the underlying price of bitcoin. See also Greenidge’s response to Staff comment 18 above.

Critical Accounting Policies and Estimates

Digital Assets, page 144

30.

Your disclosure indicates that when events or circumstance indicate that digital assets may be impaired, they are tested for impairment; however, your risk factor disclosure on page 46 indicates that these assets are reviewed for impairment annually. Please revise to describe the events or circumstances that would trigger an impairment assessment more frequently than annually. Clarify how you consider the daily spot price obtained from a prominent exchange for purposes of recording revenue in your consideration of whether events or circumstances indicate that your digital assets may be impaired. If you do not consider such declines to be an indicator that your digital assets may be impaired, discuss any factors you consider when making that conclusion. Refer to ASC 350-30-18B and 18C.

Response: Greenidge has revised the disclosure on page 144 of Amendment No. 1 to note that events or circumstances that may trigger an impairment assessment other than annually include but are not limited to material changes in the regulatory environment, potential technological changes in digital currencies, and prolonged or material changes in the price of bitcoin below the carrying cost of the asset.

Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Support, page 160

31.

To provide context regarding why Greenidge appears as a beneficial owner in the beneficial ownership table of Support, indicate in footnote 8 that Greenidge has an irrevocable proxy to vote the shares owned by the director and executive officers of Support and the Investor under the Voting Agreement. Also disclose Greenidge’s irrevocable proxy for the shares subject to the Voting Agreement where you discuss the agreement in the forepart of the document.

Response: In response to the Staff’s comment, the disclosure in footnote 8 to the “Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Support” table on page 160 of Amendment No. 1 has been revised to note that the shares in the table represent the aggregate number of shares of Support common stock owned as of June 14, 2021 by the directors and executive officers of Support and the Investor, each of whom has executed the Voting Agreement with Greenidge. In addition, the disclosure on pages 7, 15, 19 and 61 of Amendment No. 1 has been revised to note that, under the Voting Agreement, each such director and executive officer and the Investor appointed Greenidge as such person’s true and lawful attorney and irrevocable proxy, to vote such shares in favor of the Merger.

32.	Disclose the natural persons who have sole or shared dispositive or voting control over the Support shares beneficially owned by the Investor, 210 Capital, LLC.

Response: In response to the Staff’s comment, the disclosure in footnote 9 to the “Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Support” table on page 160 of Amendment No. 1 has been revised to disclose the persons who have sole or shared dispositive or voting control over the Support shares beneficially owned by the Investor, as reported on a Schedule 13D filed with the SEC on March 29, 2021 by the Investor.

Description of Securities, page 164

33.	Please summarize the transfers of Class B common stock that trigger automatic conversion and the transfers that are considered “Permitted Transfers.”

Response: In response to the Staff’s comment, the disclosure on page 165 of Amendment No. 1 has been revised to explain that transfers that are considered “Permitted Transfers” include certain transfers to controlled entities or, in the case of individuals, to trusts for estate planning purposes, as more fully described in Greenidge’s certificate of incorporation. Any transfer of Class B common stock other than a Permitted Transfer triggers automatic conversion of such Class B common stock to Class A common stock.

34.

We note you incorporate by reference the historical and future reports of Support. Please tell us how Support “meets the requirements for use of Form S-3” as set forth in General Instruction C.1 of Form S-4.

Response: In response to the Staff’s comment, we note that Support “meets the requirements for use of Form S-3” as set forth in General Instruction C.1 of Form S-4 by meeting the requirements of General Instructions I.A. and I.B.1. of Form S-3.

Support has complied with General Instruction I.A. of Form S-3. In particular, Support notes that it (1) is a Delaware corporation with its principal business operations in the United States, (2) has a class of securities registered pursuant to Section 12(b) of the Exchange Act, (3) has filed certain material and reports in accordance with General Instruction I.A.3 of Form S-3, (4) has not failed to pay any dividend or sinking fund installment on preferred stock, or defaulted on any installment on indebtedness or any rental on a long term lease, in each case as contemplated by General Instruction I.A.4 of Form S-3 and (5) has complied with the electronic filing requirements contemplated by General Instruction I.A.7 of Form S-3.

General Instruction I.B.1 of Form S-3 requires that “the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more”. The instruction further provides that such aggregate market value “shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.” On March 22, 2021, the closing price of the common stock of Support, which is the only common equity of Support, on the Nasdaq Capital Market was $7.10. Therefore, the market value requirement as of such date would be satisfied so long as non-affiliates of Support held at least 10,563,380 shares of Support common stock as of such date (the “Specified Amount”). Support confirms that non-affiliates held an amount of Support common stock significantly in excess of the Specified Amount as of such date. Based on the foregoing, we respectfully submit that Support complied with General Instruction I.B.1.

Consolidated Financial Statements

Report of Independent Public Accounting Firm, page F-2

35.

Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with standards of the PCAOB rather than only the auditing standards of the PCAOB or explain. Refer to the guidance in paragraph .09 of AS3101.

Response: In response to the Staff’s comment, we note that an updated report of the independent registered public accounting firm was included on page F-2 of Amendment No. 1, which indicated that their audit was conducted in accordance with standards of the PCAOB rather than only the auditing standards of the PCAOB.

Consolidated Statement of Operations, page F-4

36.

Your disclosure on page F-15 indicates that you incurred depreciation expense of $1,633 related to blockchain infrastructure for the year ended December 31, 2020, which is included in cryptocurrency mining cost of revenue in the accompanying consolidated statements of operation. Please tell us whether you allocate depreciation related to plant infrastructure and related assets to the cost of cryptocurrency mining revenue. In this regard, it appears you use those assets in the generation of power, some of which you utilize in your bitcoin mining operations. Similarly, please tell us whether cryptocurrency cost of revenue includes any costs to convert natural gas to electricity for the portion of capacity that is used in your bitcoin mining operations.

Response: Greenidge does not allocate depreciation related to plant infrastructure and related assets to the cost of cryptocurrency mining revenue. Greenidge includes the depreciation of indirect assets, including plant infrastructure, in selling, general, and administrative expenses. Cryptocurrency cost of revenue includes natural gas, variable operating and maintenance costs, including the costs to convert natural gas to electricity, emissions costs attributable to the mining activity based on the mining operations proportionate MWh consumed, and depreciation on miners (assets directly attributable to cryptocurrency mining).

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

37.

We note that you record digital asset transaction fees retained by the mining pool operator as a component of cost of revenue. Please tell us your basis for recording these fees as cost of revenue and not a reduction of the transaction price. Provide the specific guidance in ASC 606 your relied upon and include a detailed analysis of how you applied such guidance. In your response, tell us the amount of such fees included in cost of revenue for each period presented.

Response: In response to the Staff’s comment, the disclosure on page F-13 of Amendment No. 1 has been revised to correct the previously inaccurate disclosure, as the transaction fees retained by the mining pool operator are netted against revenue and not recorded in costs of sales.

Note 3. Property and Equipment, page F-15

38.

Please provide us with a breakdown of the assets included in blockchain infrastructure along with the related estimated useful life for each asset. Please revise your disclosures as necessary to describe the significant components of such asset. Also, ensure that your response specifically addresses miners or clarify how miners are reflected in your financial statements.

Response: In response to the Staff’s comment, the disclosure on page F-15 of Amendment No. 1 has been revised to note that blockchain infrastructure consists of the mining equipment and facility infrastructure and associated costs to house the miners. Greenidge has revised the disclosure as of December 31, 2020 as follows.

Miners	$10,236	5 year life
Miner facility infrastructure	$8,791	15 year life

Exhibits

39.	Please file all material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K such as:

•	Greenidge’s agreement with Empire Pipeline Inc.;

•	Greenidge’s agreements to purchase miner equipment; and

•	Greenidge’s equipment finance agreements to finance miner equipment purchases.

Response: In response to the Staff’s comment, Greenidge’s agreement with Empire Pipeline Inc. has been filed as Exhibit No. 10.7 to Amendment No. 1. Given the fact that Greenidge enters into agreements to purchase and finance miners in the ordinary course of business and that any single purchase or financing agreement relates to a relatively small number of miners compared to Greenidge’s overall fleet size, Greenidge believes that no single purchase or financing agreement is material to Greenidge and any disclosure of such contracts as a “material contract” would be misleading to investors.

*****

We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to this letter, the Registration Statement or Amendment No. 1, please do not hesitate to contact me at (202) 508-8010.

Yours very truly,

Christopher M. Zochowski

Partner

cc:	Kathleen Krebs, Special Counsel, Securities and Exchange Commission

Jan Woo, Legal Branch Chief, Securities and Exchange Commission

Rebekah Lindsey, Senior Staff Accountant, Securities and Exchange Commission

Kathleen Collins, Accounting Branch Chief, Securities and Exchange Commission

Jeffrey E. Kirt, Chief Executive Officer, Greenidge Generation Holdings Inc.

Timothy Fazio, Director, Greenidge Generation Holdings Inc.

Jerome Lay, Director, Greenidge Generation Holdings Inc.

Cody L. Wright, Partner, Shearman & Sterling LLP